Exhibit 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, June 3, 2022 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		VOTE OUTCOME

	FOR	AGAINST
1. To fix the number of Directors at seven (7).	79,459,644 (99.10%)	721,653 (0.90%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	79,140,432 (98.70%)	1,040,664 (1.30%)	Carried
David Awram	73,531,410 (91.71%)	6,649,886 (8.29%)	Carried
David E. De Witt	73,002,086 (91.05%)	7,179,210 (8.95%)	Carried
Andrew T. Swarthout	74,533,375 (92.96%)	5,647,721 (7.04%)	Carried
John P.A. Budreski	62,842,138 (78.37%)	17,339,158 (21.63%)	Carried
Mary L. Little	68,500,557 (85.43%)	11,680,739 (14.57%)	Carried
Vera Kobalia	79,036,624 (98.57%)	1,144,472 (1.43%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	103,994,224 (99.05%)	1,002,511 (0.95%)	Carried

	FOR	AGAINST
4. Approval of Amendment to Stock Option Plan: To approve an amendment to section 6.7(a) of the Company’s Stock Option Plan.	74,252,610 (92.61%)	5,928,685 (7.39%)	Carried
5. Approval of Unallocated Stock Options under Stock Option Plan: To approve unallocated stock options under the Company’s Stock Option Plan.	73,253,399 (91.36%)	6,927,896 (8.64%)	Carried
6. Approval of Unallocated Restricted Share Rights under Restricted Share Plan: To approve unallocated Restricted Share Rights under the Company’s Restricted Share Plan.	72,596,589 (90.54%)	7,584,706 (9.46%)	Carried

DATED at Vancouver, British Columbia, this 3rd day of June, 2022.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”

Christine Gregory,

Corporate Secretary